Exhibit 99.1

Santiago, January 20, 2017
GG/21/2017

Mr.
Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Present

Re: Material event: Amendments to the Transaction Agreement

Dear Mr. Superintendent,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Superintendency of the following Material Event.

On this date, Itaú Unibanco Holding S.A. ("Itaú Unibanco"), Itaú Corpbanca, Corp Group Interhold S.P.A. ("Interhold") and Inversiones Gasa Limitada ("GASA", and together with Interhold, "CorpGroup"), agreed to amend and restate the Transaction Agreement dated as of January 29, 2014, as previously amended on June 2, 2015 (the "Transaction Agreement"), pursuant to which the strategic partnership of the operations in Chile and Colombia of Corpbanca and Banco Itaú Chile was agreed, as approved by their respective Extraordinary Shareholders Meetings held on June 26, 2015 and June 30, 2015, respectively.

The execution of the Transaction Agreement was informed through a material event dated January 24, 2014, and its amendment was informed to the Superintendency through a material event dated June 2, 2015. The approval of the merger between Corpbanca and Banco Itaú Chile by their respective shareholders was informed to the Superintendency through the material events dated June 26, 2015 and June 30, 2015.

The amendments to the Transaction Agreement include the following:

1.
Acquisition of Itaú Colombia. The obligation of the parties to cause Itaú Corpbanca to acquire all of the outstanding shares of Itaú Colombia or to carry out a merger of Banco Corpbanca Colombia with Itaú Colombia was amended and replaced with the obligation of the parties to cause Banco Corpbanca Colombia to acquire the assets and liabilities of Itaú Colombia in accordance with the terms and conditions agreed by Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (the "Colombian Acquisition"). This agreement also contemplates the rendering of certain services by Banco Corpbanca Colombia in favor of Itaú Colombia and the hiring of the senior management of Itaú Colombia by Banco Corpbanca Colombia. The Colombian Acquisition will be carried out as soon as practicable once the same has been approved by the Colombian Financial Superintendency (the "CFS").

It is informed that the Colombian Acquisition was already approved by the shareholders of Corpbanca Colombia.

2.
Acquisition of the Shares of Banco Corpbanca Colombia. The acquisition by Itaú Corpbanca of the shares of Banco Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, will be postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares will be US$3.5367 per share plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Banco Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%.  The number of shares to be purchased will be adjusted as described below in Section 3 "Registry of the Shares of Banco Corpbanca Colombia".

3.
Registry of the Shares of Banco Corpbanca Colombia. Itaú Corpbanca and CorpGroup will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Banco Corpbanca Colombia, in order to cause Banco Corpbanca Colombia to (i) be registered as a public company in the National Registry of Securities and Issuers of the CFS, and (ii) its shares to be listed in the Colombian Stock Market (the "CSM").

Once the abovementioned registry and listing have been obtained, CorpGroup will be permitted to sell all of its shares, or a portion thereto, of Banco Corpbanca Colombia in the CSM, subject to a right of first offer granted to Itaú Corpbanca. The shares sold by CorpGroup in the CSM will be deducted from the shares that Itaú Corpbanca must acquire from CorpGroup on January 28, 2022.

The amendments to the Transaction Agreement described in this communication were approved by the Committee of Directors of Itaú Corpbanca in its ordinary meeting held on December 19, 2016, and by the Board of Directors of Itaú Corpbanca in its ordinary meeting held on December 20, 2016, being the General Manager authorized to inform through a material event the execution of the amendment to the Transaction Agreement.

Copies of the Amended and Restated Transaction Agreement are available at Itau Corpbanca's website (www.itau.cl) in its Investor Relations section.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
Itaú Corpbanca